June 25, 2025

Larry Choi
Chief Executive Officer
Rainbow Capital Holdings Limited
No. 710, 7/F, Wing On House
No. 71 Des Voeux Road Central
Central, Hong Kong

       Re: Rainbow Capital Holdings Limited
           Amendment No. 2 to the Registration Statement on Form F-1 Filed June 16, 2025
           File No. 333-284975
Dear Larry Choi:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Form F-1 filed June 16, 2025
General

1. We note you provide IPO sponsorship and underwriting services. Revise your disclosure to clarify the number of your IPO and underwriting clients that are located in the PRC, and the percentage of your overall transaction volume, if material. If you have a material number of clients located in PRC, revise your disclosure to discuss the regulatory compliance that you are subject to from the authorities in the PRC, including Article 21 of the Trial Measures.
Exhibits

2. We note that the consent from your independent registered public accounting firm filed under Exhibit 23.1 refers to their report dated December 16, 2024, with respect
 June 25, 2025
Page 2

       to the consolidated financial statements of Rainbow Capital Holdings Limited.
       However, we note that the audit report filed on page F-2 is dated "December 16, 2024, except for Note 16 as to which the date is February 13, 2025." Please revise and update the consent to refer to all dates and the related explanation appearing in the date block of the report exactly as they appear in the report.
       Please contact Shannon Davis at 202-551-6687 or Robert Klein at 202-551-3847 if
you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Christian Windsor at 202-551-3419
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance